\

                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On November 14, 2001, HP issued the following press release.


                   [HEWLETT-PACKARD LETTERHEAD]


Editorial Contact:       HP REPORTS FOURTH QUARTER RESULTS          PR111401GP50
Dave Berman, HP
+1 650 857 7277
dave_berman@hp.com
------------------         - Sequential Revenue and Pro Forma EPS Growth
                           - Sequential Pro Forma Expense Reduction
Rebeca Robboy, HP          - Operating Cash Flow of $1.8 Billion
+1 650 857 2064
rebeca_robboy@hp.com
--------------------

PALO ALTO, Calif., Nov. 14, 2001 -- Hewlett-Packard Company (NYSE:HWP) today reported financial results for its fourth fiscal quarter ended Oct. 31, 2001.

Fourth quarter results met or slightly exceeded guidance for revenue, gross margin and expenses provided on the Aug. 16 third quarter earnings call. The company achieved 6% sequential revenue growth, 4% sequential pro forma expense reduction, pro forma earnings per share (EPS) of 19 cents and operating cash flow of $1.8 billion.

The company reported fourth quarter revenue of $10.9 billion compared with $10.3 billion in the third quarter and $13.3 billion in last year's fourth quarter. Revenues were down 18% year-over-year, 15% excluding currency effects.

Gross margin this quarter was 25.7%, essentially flat with 26.0% last quarter on a pro forma basis. Operating expenses declined 4% sequentially and 11% year-over-year on a pro forma basis. Operating expenses were 21.4% of net revenue, down from 23.6% last quarter on a pro forma basis.

Pro forma EPS on a diluted basis was 19 cents (compared with the consensus analyst estimate of 8 cents), up from pro forma EPS of 12 cents in the third quarter and down from pro forma EPS of 41 cents in the year-ago quarter. Pro forma earnings this quarter excluded a $282 million pre-tax restructuring charge for headcount reduction, as well as several other items.


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Nov. 14, 2001
Page 2


Including these items, GAAP total EPS was 5 cents per diluted share on approximately 2 billion shares of common stock and equivalents outstanding. GAAP total EPS on a diluted basis for the same period last year was 45 cents.

"In a tough environment, we stayed focused on customers and business fundamentals. We generated sequential revenue growth, expense reductions and pro forma EPS improvements, as well as $1.8 billion in operating cash flow in the fourth quarter. Results were driven by excellent execution in imaging and printing and good performance in services. While overall computing systems results remain weak, we saw improvement in certain segments including storage and PCs. We reduced our cost structure, improved our operational effectiveness and managed inventory aggressively," said Carly Fiorina, chairman and chief executive officer.

"While executing well, we continue to focus on our long-term objectives. We are convinced that the Compaq transaction is a unique opportunity to move HP into the future and benefit our shareowners, customers and employees. We expect this transaction to create substantial earnings accretion soon after the merger closes. With Compaq's customer base and complementary products and services, we will materially strengthen key HP businesses.

"HP has always stood for a willingness to innovate and evolve in the face of changing markets. The company has successfully reinvented itself many times in the past, and we must continue to do so to deliver sustainable shareowner value.

"In 2001, we met many of the major objectives we set for HP and we thank our employees for staying the course and making sacrifices during a year of unprecedented challenges. They enabled HP to be among the select few technology companies to remain profitable throughout 2001. In recognition of their efforts, we have awarded all employees and managers, other than the Executive Council, a special cash bonus equivalent to two days' salary, with a total cost of approximately $45 million."

Nov. 14, 2001
Page 3


Business Segment Results
------------------------

Imaging and Printing Systems
----------------------------

The imaging and printing systems segment includes laser and inkjet printers, imaging devices and associated supplies. Revenues increased 16% sequentially and declined 9% year-over-year (7% in local currency) against the highest revenue quarter in IPS history last year.

Operating margin was 10.5%, compared to 8.7% last quarter and 12.6% in the fourth quarter of last year. The sequential operating margin increase reflects a strong seasonal increase in revenues and solid expense management.

The company made excellent progress during the year on key objectives. These include increasing share in low-end printers and developing new products to improve profitability, winning new business in high-end commercial printing, building on strength in the growing all-in-one market, creating new markets for digital imaging and driving usage of HP supplies.

During the fourth quarter, supplies revenues grew 16% sequentially and 6% year-over-year against a strong compare. HP LaserJet hardware revenue increased 4% sequentially and declined 18% year-over-year. Inkjet printer revenue increased 17% sequentially and declined 35% year-over-year. HP gained or maintained share in all printer hardware categories.

Imaging revenue, which includes digital cameras, photo printers, scanners and all-in-one devices, increased 49% sequentially and 7% year-over-year.

Computing Systems
-----------------

The computing systems segment includes a broad range of Internet infrastructure systems and solutions for businesses and professionals, including workstations, desktops, notebooks, mobile devices, UNIX -Registered Trademark- and PC servers, storage and software solutions. Revenues declined 1% sequentially and declined 31% year-over-year (28% in local currency).

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Nov. 14, 2001
Page 4

Operating margin was a negative 4.7%, compared to a negative 3.8% last quarter and positive 4.0% a year ago, reflecting a highly competitive market and weakening demand.

For the fourth quarter, UNIX server revenue was down 11% sequentially and 30% year-over-year, but remained a profitable business amid difficult market conditions. Superdome continued to gain increased customer acceptance and HP's low-end UNIX products continued to perform well versus competitors.

Enterprise storage revenues increased 10% sequentially and declined 22% year-over-year. High-end arrays were up 16% sequentially, driven by new products and margins stabilized in a difficult market. While software revenues declined 7% sequentially and 12% year-over-year, the HP OpenView product showed growth both sequentially and year-over-year.

PC server revenues declined 11% sequentially and 44% year-over-year. Commercial desktops declined 11% sequentially and 39% year-over-year. Home PC revenues increased 23% sequentially and declined 37% year-over-year. HP retained its leading position in home PCs and generated profits in North America while breaking even globally. Notebooks experienced sequential revenue growth of 10% and declined 12% year-over-year, significantly increasing HP's market share in the United States following the release of Windows XP.

IT Services
-----------

The IT Services segment includes mission-critical, outsourcing, consulting and customer financing services. Support revenues grew 3% sequentially and 9% year-over-year (6% in dollars). Outsourcing revenues were up 4% sequentially and up 22% year-over-year (19% in dollars). Consulting revenues declined 5% sequentially and grew 2% year-over-year (a 2% decline in dollars). Overall revenues for the IT Services segment, including HP's financing business, grew 2% sequentially and 5% year-over-year (2% in dollars).

Operating margin was 4.5%, compared to 2.0% for the last quarter and 4.5% for the same period last year.

Nov. 14, 2001
Page 5

Asset Management
----------------

Net cash generated from operations for the quarter was $1.8 billion. Inventory declined by $600 million and was 11.5% of revenue, down from 12.2% last quarter. Trade receivables were 9.9% of revenue compared to 9.2% in the previous quarter. Net property, plant and equipment was 9.7% of revenue, unchanged from last quarter.

Workforce Reduction
-------------------

As announced in July, HP has undertaken a workforce reduction program to eliminate 6,000 jobs and result in an annualized savings of $500 million. HP took a pre-tax restructuring charge of $282 million in the fourth quarter of this fiscal year, covering substantially all of the planned headcount reduction. Approximately 4,000 of the 6,000 reductions have taken place as of Oct. 31, 2001. The remaining job cuts are expected to be completed in the first half of fiscal 2002.

2002 Outlook
------------

Market conditions continue to be difficult and the company is not counting on an economic recovery in 2002. For the first fiscal quarter of 2002, revenues are expected to be down slightly from the fourth quarter due to normal seasonal effects. Gross margins are expected to be approximately flat with the fourth quarter, reflecting an intensely competitive environment. The company expects to hold expenses approximately flat with the fourth quarter on a pro forma basis.

Accounting Changes
------------------

During the fourth quarter, HP adopted Securities and Exchange Commission Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," and has restated 2001 quarterly results for the first three quarters accordingly. HP also made several other minor reporting changes for all periods presented, including a reclassification of leasing-related interest income and expense.

Nov. 14, 2001
Page 6

About HP
--------

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                             # # #

UNIX is a registered trademark of the Open Group.

This news release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with acquisitions and achieving anticipated synergies; the possibility that proposed acquisitions may not close or that modifications of some aspects of proposed acquisitions may be required in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

Nov. 14, 2001
Page 7

Additional Information about the Merger and Where to Find It
------------------------------------------------------------

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the shareowners of HP and Compaq. Shareowners of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, shareowners may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Shareowners may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Shareowners are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

HP, Carleton S. Fiorina, HP's chairman of the board and chief executive officer, Robert P. Wayman, HP's executive vice president and chief financial officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the merger have not been determined as of the date of this filing. A description of the interests in HP of HP, Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Shareowners may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

Nov. 14, 2001
Page 8

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
               CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
                                (Unaudited)
                  (In millions except per share amounts)


                                                    Three months ended
                                                         October 31,         Percent
                                                    --------------------     increase/
                                                     2001        2000(a)    (decrease)
                                                  ---------    ---------    ----------
Net revenue                                       $ 10,876     $ 13,295         (18)

Costs and expenses:
  Cost of products sold and services                 8,081        9,677
  Research and development                             650          706
  Selling, general and administrative                1,741        1,925
  Restructuring charges                                282           19
                                                  ---------    ---------
      Total costs and expenses                      10,754       12,327         (13)
                                                  ---------    ---------

Earnings from operations                               122          968         (87)

Interest and other, net                                 (7)          48
Net investment losses                                   90           13
Gains on divestitures                                   78          195
                                                  ---------    ---------

Earnings before extraordinary item and taxes           103        1,198         (91)

Provision for taxes                                     19          276
                                                  ---------    ---------

Net earnings before extraordinary item                  84          922         (91)

Extraordinary item - gain on early
  extinguishment of debt, net of taxes                  13            -
                                                  ---------    ---------

Net earnings                                      $     97     $    922         (89)
                                                  =========    =========

Basic net earnings per share:(b)
  Net earnings before extraordinary item          $   0.04     $   0.47
  Extraordinary item - gain on early
    extinguishment of debt, net of taxes              0.01            -
                                                  ---------    ---------
  Net earnings                                    $   0.05     $   0.47
                                                  =========    =========

Diluted net earnings per share:(b)
  Net earnings before extraordinary item          $   0.04     $   0.45
  Extraordinary item - gain on early
    extinguishment of debt, net of taxes              0.01           -
                                                  ---------    ---------
  Net earnings                                    $   0.05     $   0.45
                                                  =========    =========

Cash dividends declared per share(b)              $     -      $     -

Average number of shares and share equivalents:(b)
  Basic                                              1,936        1,955
  Diluted                                            1,960        2,051

(a) Certain reclassifications have been made to previously reported results of operations for the three months ended October 31, 2000, to reflect the accounting changes more fully described in notes (b) and (c) to the Restated Consolidated Condensed Statement of Earnings.

(b) The calculation of diluted earnings per share includes the effect of common stock equivalents, such as stock options, while the calculation of basic earnings per share does not. All share and per-share amounts reflect the two-for-one stock split effective October 27, 2000.

Nov. 14, 2001
Page 9

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
               CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
                                (Unaudited)
                  (In millions except per share amounts)


                                                    Twelve months ended
                                                     October 31, (a)(b)       Percent
                                                    --------------------     increase/
                                                     2001        2000(a)    (decrease)
                                                  ---------    ---------    ----------
Net revenue                                       $ 45,226     $ 48,870         (7)

Costs and expenses:
  Cost of products sold and services                33,474       35,046
  Research and development                           2,670        2,634
  Selling, general and administrative                7,259        7,063
  Restructuring charges                                384          102
                                                  ---------    ---------
      Total costs and expenses                      43,787       44,845         (2)
                                                  ---------    ---------
Earnings from operations                             1,439        4,025        (64)

Interest and other, net                                171          356
Net investment losses (gains)                          455          (41)
Litigation settlement                                  400           -
Losses (gains) on divestitures                          53         (203)
                                                  ---------    ---------
Earnings from continuing operations before
 extraordinary item, cumulative effect of
 change in accounting principle and taxes              702        4,625        (85)

Provision for taxes                                     78        1,064
                                                  ---------    ---------
Net earnings from continuing operations before
 extraordinary item and cumulative effect of
 change in accounting principle                        624        3,561        (82)

Net earnings from discontinued operations               -           136
                                                  ---------    ---------
Net earnings before extraordinary item and
 cumulative effect of change in accounting
 principle                                             624        3,697        (83)

Extraordinary item - gain on early
 extinguishment of debt, net of taxes                   56           -

Cumulative effect of change in accounting
 principle, net of taxes                              (272)          -
                                                  ---------    ---------
Net earnings                                      $    408     $  3,697        (89)
                                                  =========    =========
Basic net earnings per share:(c)
  Net earnings from continuing operations before
   extraordinary item and cumulative effect of
   change in accounting principle                 $   0.32     $   1.80
  Net earnings from discontinued operations             -          0.07
  Extraordinary item - gain on early
   extinguishment of debt, net of taxes               0.03           -
  Cumulative effect of change in accounting
   principle, net of taxes                           (0.14)          -
                                                  ---------    ---------
  Net earnings                                    $   0.21     $   1.87
                                                  =========    =========
Diluted net earnings per share:(c)
  Net earnings from continuing operations before
   extraordinary item and cumulative effect of
   change in accounting principle                 $   0.32     $   1.73
  Net earnings from discontinued operations             -          0.07
  Extraordinary item - gain on early
   extinguishment of debt, net of taxes               0.03           -
  Cumulative effect of change in accounting
   principle, net of taxes                           (0.14)          -
                                                  ---------    ---------
  Net earnings                                    $   0.21     $   1.80
                                                  =========    =========
Cash dividends declared per share(c)               $   0.32     $   0.32

Average number of shares and share equivalents:(c)
  Basic                                              1,936        1,979
  Diluted                                            1,974        2,077

(a)  As more fully described in note (a) to the Restated Consolidated
     Condensed Statement of Earnings, HP adopted SAB 101 in the fourth quarter of fiscal year 2001. The results of operations for the first three quarters of fiscal year 2001 have been restated to reflect this accounting change.

(b) Certain reclassifications have been made to previously reported results of operations for the first three quarters of fiscal year 2001 and all four quarters of fiscal year 2000 to reflect the accounting changes more fully described in notes (b) and (c) to the Restate Consolidated Condensed Statement of Earnings.

(c) The calculation of diluted earnings per share includes the effect of common stock equivalents, such as stock options, while the calculation of basic earnings per share does not. All share and per-share amounts reflect the two-for-one stock split effective October 27, 2000.

Nov. 14, 2001
Page 10

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
          PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
                   Excluding adjustments itemized below
                                (Unaudited)
                  (In millions except per share amounts)


                                                    Three months ended
                                                         October 31,         Percent
                                                    --------------------     increase/
                                                     2001        2000       (decrease)
                                                  ---------    ---------    ----------
Net revenue                                       $ 10,876     $ 13,295        (18)

Costs and expenses:
  Cost of products sold and services                 8,081        9,677
  Research and development                             632          704
  Selling, general and administrative                1,693        1,904
                                                  ---------    ---------
      Total costs and expenses                      10,406       12,285        (15)
                                                  ---------    ---------
Earnings from operations                               470        1,010        (53)

Interest and other, net                                 (7)          48
                                                  ---------    ---------
Earnings before extraordinary item and taxes           463        1,058        (56)

Provision for taxes                                    102          216
                                                  ---------    ---------
Net earnings before extraordinary item            $    361     $    842        (57)
                                                  =========    =========
Net earnings per share before extraordinary
 item:
  Basic                                           $   0.19     $   0.43
  Diluted                                         $   0.19     $   0.41

Average number of shares and share equivalents:
  Basic                                              1,936        1,955
  Diluted                                            1,960        2,051

The pro forma amounts above have been adjusted to exclude the following items:

Costs and expenses:
  Amortization of goodwill and other intangible
   assets                                         $     50     $     23
  Acquisition-related charges                           16           -
  Restructuring charges                                282           19
                                                  ---------    ---------
    Total adjustments to costs and expenses            348           42

Net investment losses                                   90           13

Gains on divestitures                                  (78)        (195)

Income tax effect                                      (83)          60
                                                  ---------    ---------
Total pro forma adjustments                       $    277     $    (80)
                                                  =========    =========

Nov. 14, 2001
Page 11

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
          PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
                   Excluding adjustments itemized below
                                (Unaudited)
                  (In millions except per share amounts)


                                                    Twelve months ended
                                                         October 31,         Percent
                                                    --------------------     increase/
                                                     2001        2000       (decrease)
                                                  ---------    ---------    ----------
Net revenue                                       $ 45,226     $ 48,870         (7)

Costs and expenses:
  Cost of products sold and services                33,474       35,046
  Research and development                           2,629        2,627
  Selling, general and administrative                7,066        6,928
                                                  ---------    ---------
      Total costs and expenses                      43,169       44,601         (3)
                                                  ---------    ---------
Earnings from operations                             2,057        4,269        (52)

Interest and other, net                                171          356
                                                  ---------    ---------
Earnings from continuing operations before
 extraordinary item, cumulative effect of
 change in accounting principle and taxes            2,228        4,625        (52)

Provision for taxes                                    489        1,032
                                                  ---------    ---------
Net earnings from continuing operations before
 extraordinary item and cumulative effect of
 change in accounting principle                   $  1,739     $  3,593        (52)
                                                  =========    =========
Net earnings per share from continuing operations
 before extraordinary item and cumulative effect
 of change in accounting principle:
  Basic                                           $   0.90     $   1.82
  Diluted                                         $   0.89     $   1.74

Average number of shares and share equivalents:
  Basic                                              1,936        1,979
  Diluted                                            1,974        2,077

The pro forma amounts above have been adjusted to exclude the following items:

Costs and expenses:
  Amortization of goodwill and other intangible
   assets                                         $    174     $     86
  Acquisition-related charges                           60           -
  Restructuring charges                                384          102
  Costs related to Agilent spin-off                     -            56
                                                  ---------    ---------
    Total adjustments to costs and expenses            618          244

Net investment losses (gains)                          455          (41)

Litigation settlement                                  400           -

Losses (gains) on divestitures                          53         (203)

Income tax effect                                     (411)          32
                                                  ---------    ---------
Total pro forma adjustments                       $  1,115     $     32
                                                  =========    =========

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Nov. 14, 2001
Page 12

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED BALANCE SHEET
                              (In millions)

                                                 October 31,  October 31,
                                                    2001         2000
                                                 -----------  -----------
                                                 (unaudited)
ASSETS

Current assets:
  Cash and cash equivalents                       $  4,197     $  3,415
  Short-term investments                               139          592
  Accounts receivable, net                           4,488        6,394
  Financing receivables, net                         2,183        2,174
  Inventory                                          5,204        5,699
  Other current assets                               5,094        4,970
                                                 -----------  -----------
    Total current assets                            21,305       23,244

Property, plant and equipment, net                   4,397        4,500

Long-term investments and other assets               6,882        6,265
                                                 -----------  -----------
Total assets                                      $ 32,584     $ 34,009
                                                 ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable and short-term borrowings         $  1,722     $  1,555
  Accounts payable                                   3,791        5,049
  Employee compensation and benefits                 1,477        1,584
  Taxes on earnings                                  1,818        2,046
  Deferred revenues                                  1,867        1,759
  Other accrued liabilities                          3,289        3,204
                                                 -----------  -----------

    Total current liabilities                       13,964       15,197

Long-term debt                                       3,729        3,402

Other liabilities                                      938        1,201

Stockholders' equity                                13,953       14,209
                                                 -----------  -----------

Total liabilities and stockholders' equity        $ 32,584     $ 34,009
                                                 ===========  ===========

Nov. 14, 2001
Page 13

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
                           SEGMENT INFORMATION
                               (Unaudited)
                              (In millions)

Net revenue (which includes intersegment revenue) and earnings from operations for each segment are provided in the tables below:

                                                    Three months ended
                                                        October 31,          Percent
                                                  ----------------------     increase/
                                                     2001        2000       (decrease)
                                                  ---------    ---------    ----------
Net revenue:

  Imaging and Printing Systems                    $  4,989     $  5,487         (9)
  Computing Systems                                  3,961        5,748        (31)
  IT Services                                        1,914        1,885          2
  Other                                                149          450        (67)
                                                  ---------    ---------
     Total Segments                                 11,013       13,570
                                                  ---------    ---------

  Eliminations / Other                                (137)        (275)

     Total HP Consolidated                        $ 10,876     $ 13,295        (18)
                                                  =========    =========

Earnings from operations:

  Imaging and Printing Systems                    $    524     $    690        (24)
  Computing Systems                                   (188)         229       (182)
  IT Services                                           86           84          2
  Other                                                (52)         (46)       (13)
                                                  ---------    ---------
     Total Segments                                    370          957
                                                  ---------    ---------

  Eliminations / Other                                (248)          11

     Total HP Consolidated                        $    122     $    968        (87)
                                                  =========    =========

Nov. 14, 2001
Page 14

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
                           SEGMENT INFORMATION
                               (Unaudited)
                              (In millions)

Net revenue (which includes intersegment revenue) and earnings from operations for each segment are provided in the tables below:

                                                   Twelve months ended
                                                        October 31,          Percent
                                                  ----------------------     increase/
                                                     2001        2000       (decrease)
                                                  ---------    ---------    ----------
Net revenue:

  Imaging and Printing Systems                    $ 19,447     $ 20,468         (5)
  Computing Systems                                 17,771       20,653        (14)
  IT Services                                        7,599        7,150          6
  Other                                              1,010        1,556        (35)
                                                  ---------    ---------
     Total Segments                                 45,827       49,827
                                                  ---------    ---------

  Eliminations / Other                                (601)        (957)

     Total HP Consolidated                        $ 45,226     $ 48,870         (7)
                                                  =========    =========

Earnings from operations:

  Imaging and Printing Systems                    $  1,987     $  2,666        (25)
  Computing Systems                                   (450)       1,007       (145)
  IT Services                                          342          474        (28)
  Other                                               (321)         (92)      (249)
                                                  ---------    ---------
     Total Segments                                  1,558        4,055
                                                  ---------    ---------
  Eliminations / Other                                (119)         (30)

     Total HP Consolidated                        $  1,439     $  4,025        (64)
                                                  =========    =========

Nov. 14, 2001
Page 15

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
           RESTATED CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
                                (Unaudited)
                   (In millions except per share amounts)

                                                    Jan. 31, 2001    April 30, 2001    July 31, 2001
                                                      (Restated)       (Restated)       (Restated)
                                                    -------------   ---------------    -------------
Net revenue                                          $    12,398    $    11,668        $    10,284

Costs and expenses:
  Cost of products sold and services                       9,060          8,724              7,609
  Research and development                                   673            685                662
  Selling, general and administrative                      1,793          1,916              1,809
  Restructuring charges                                      102             -                  -
                                                    -------------   ---------------    -------------
      Total costs and expenses                            11,628         11,325             10,080
                                                    -------------   ---------------    -------------

Earnings from operations                                     770            343                204

Interest and other, net                                       97             39                 42
Litigation settlement                                         -             400                 -
Net investment losses                                        365             -                  -
Loss on divestiture                                           -              -                 131
                                                    -------------   ---------------    -------------

Earnings before extraordinary item, cumulative
 effect of change in accounting principle and taxes          502            (18)               115
Provision (benefit) for taxes                                112            (53)                -
                                                    -------------   ---------------    -------------

Net earnings before extraordinary item and
 cumulative effect of change in accounting
 principle                                                   390             35                115
Extraordinary item - gain on early extinguishment
 of debt, net of taxes                                        23             12                  8
Cumulative effect of change in accounting principle,
 net of taxes                                               (272)            -                  -
                                                    -------------   ---------------    -------------
Net earnings                                         $       141    $        47        $       123
                                                    =============   ===============    =============
Basic net earnings per share:
  Net earnings before extraordinary item and
   cumulative effect of change in accounting
   principle                                         $      0.20    $      0.02        $      0.06
  Extraordinary item - gain on early
   extinguishment of debt, net of taxes                     0.01             -                  -
  Cumulative effect of change in accounting
   principle, net of taxes                                 (0.14)            -                  -
                                                    -------------   ---------------    -------------
  Net earnings                                       $      0.07    $      0.02        $      0.06
                                                    =============   ===============    =============
Diluted net earnings per share:
  Net earnings before extraordinary item and
   cumulative effect of change in accounting
   principle                                         $      0.20    $      0.02        $      0.06
  Extraordinary item - gain on early
   extinguishment of debt, net of taxes                     0.01             -                  -
  Cumulative effect of change in accounting
   principle, net of taxes                                 (0.14)            -                  -
                                                    -------------   ---------------    -------------
  Net earnings                                       $      0.07    $      0.02        $      0.06
                                                    =============   ===============    =============

Cash dividends declared per share                    $      0.16    $        -         $      0.16

Average number of shares and share equivalents:
  Basic                                                    1,930          1,935              1,936
  Diluted                                                  1,996          1,987              1,967



The amounts previously reported in HP's Quarterly Reports on Form 10-Q have been adjusted for the following items to reflect the restated amounts presented above:

Net revenue:
  SAB 101 (a)                                        $       387            (23)                48
  EITF 00-25 (b)                                             (40)           (15)               (11)
  Financing interest income (c)                              103             99                100
                                                    -------------   ---------------    -------------
                                                             450             61                137

Cost of products sold and services:
  SAB 101 (a)                                                280              2                 33
  Financing interest expense (c)                              77             55                 56
                                                    -------------   ---------------    -------------
                                                             357             57                 89

Operating expense:
  EITF 00-25 (b)                                             (40)           (15)               (11)

Interest and other, net:
  Financing interest income (c)                             (103)           (99)              (100)
  Financing interest expense (c)                              77             55                 56
                                                    -------------   ---------------    -------------
                                                             (26)           (44)               (44)

Income tax effect                                             22             (5)                 3
                                                    -------------   ---------------    -------------

Total adjustments before cumulative effect of
 change in accounting principle                               85            (20)                12

Cumulative effect of change in accounting principle,
 net of taxes                                               (272)            -                  -
                                                    -------------   ---------------    -------------

Total restatement adjustments                        $      (187)   $       (20)       $        12
                                                     ============   ===============    =============

(a)  HP adopted Securities and Exchange Commission Staff Accounting Bulletin
     No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements" in the fourth quarter of fiscal year 2001. This accounting change was adopted effective as of the first quarter of fiscal year 2001. Accordingly, HP has restated its consolidated results of operations for the first three quarters of fiscal year 2001, including a cumulative effect of change in accounting principle, which was recorded as a reduction of net income as of the beginning of the first quarter of fiscal year 2001.

(b) HP adopted Emerging Issues Task Force Issue No. 00-25 ("EITF 00-25"), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" in the fourth quarter of fiscal year 2001. HP has restated its consolidated results of operations for all periods presented to reflect this accounting change.

(c) HP adopted a new accounting policy in the fourth quarter of fiscal year 2001 related to the classification of financing interest income and expense. Previously, HP recorded financing interest and expense as non-operating interest income and expense, respectively. Under the new policy, financing interest income and expense are classified as revenue and costs of products sold and services, respectively. HP has restated its consolidated results of operations for all periods presented to reflect this change in accounting policy.

Nov. 14, 2001
Page 16

                 HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
      RESTATED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
                               (Unaudited)
                  (In millions except per share amounts)

                                                    Jan. 31, 2001    April 30, 2001    July 31, 2001
                                                      (Restated)       (Restated)       (Restated)
                                                    -------------   ---------------    -------------
Net revenue                                          $    12,398    $    11,668        $    10,284

Costs and expenses:
  Cost of products sold and services                       9,060          8,724              7,609
  Research and development                                   654            683                660
  Selling, general and administrative                      1,742          1,869              1,762
                                                    -------------   ---------------    -------------
      Total costs and expenses                            11,456         11,276             10,031
                                                    -------------   ---------------    -------------
Earnings from operations                                     942            392                253
Interest and other, net                                       97             39                 42
                                                    -------------   ---------------    -------------

Earnings before extraordinary item, cumulative
 effect of change in accounting principle
 and taxes                                                 1,039            431                295
Provision for taxes                                          227             95                 65
                                                    -------------   ---------------    -------------

Net earnings from continuing operations before
 extraordinary item and cumulative effect of change
 in accounting principle                             $       812    $       336        $       230
                                                    =============   ===============    =============
Earnings per share before extraordinary item
 and cumulative effect of change in accounting
 principle:
  Basic                                              $      0.42    $      0.17        $      0.12
  Diluted                                            $      0.41    $      0.17        $      0.12

Cash dividends declared per share                    $      0.16    $        -         $      0.16

Average number of shares and share equivalents:
  Basic                                                    1,930          1,935              1,936
  Diluted                                                  1,996          1,987              1,967


The amounts previously reported in HP's Quarterly Reports on Form 10-Q have been adjusted for the following items to reflect the restated amounts presented above:

Net revenue:
  SAB 101 (a)                                        $       387    $       (23)       $        48
  EITF 00-25 (b)                                             (40)           (15)               (11)
  Financing interest income (c)                              103             99                100
                                                    -------------   ---------------    -------------
                                                             450             61                137

Cost of products sold and services:
  SAB 101 (a)                                                280              2                 33
  Financing interest expense (c)                              77             55                 56
                                                    -------------   ---------------    -------------
                                                             357             57                 89

Operating expense:
  EITF 00-25 (b)                                             (40)           (15)               (11)

Interest and other, net:
  Financing interest income (c)                             (103)           (99)              (100)
  Financing interest expense (c)                              77             55                 56
                                                    -------------   ---------------    -------------
                                                             (26)           (44)               (44)

Income tax effect                                             22             (5)                 3
                                                    -------------   ---------------    -------------
Total restatement adjustments before cumulative
  effect of change in accounting principle           $        85    $       (20)       $        12
                                                    =============   ===============    =============

(a)  HP adopted Securities and Exchange Commission Staff Accounting Bulletin
     No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements" in the fourth quarter of fiscal year 2001. This accounting change was adopted effective as of the first quarter of fiscal year 2001. Accordingly, HP has restated its consolidated results of operations for the first three quarters of fiscal year 2001, including a cumulative effect of change in accounting principle, which was recorded as a reduction of net income as of the beginning of the first quarter of fiscal year 2001.

(b) HP adopted Emerging Issues Task Force Issue No. 00-25 ("EITF 00-25"), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" in the fourth quarter of fiscal year 2001. HP has restated its consolidated results of operations for all periods presented to reflect this accounting change.

(c) HP adopted a new accounting policy in the fourth quarter of fiscal year 2001 related to the classification of financing interest income and expense. Previously, HP recorded financing interest and expense as non-operating interest income and expense, respectively. Under the new policy, financing interest income and expense are classified as revenue and costs of products sold and services, respectively. HP has restated its consolidated results of operations for all periods presented to reflect this change in accounting policy.


                                   # # #

The following is a script for a prepared statement made by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, at the beginning of a conference call with financial analysts and other members of the public on November 14, 2001.

CARLETON S. FIORINA:

Thank you Steve.

This morning we announced our fourth quarter results. Given the difficult environment we're operating in, we're pleased with our performance. Our results met or slightly exceeded the guidance for revenue, gross margin and expenses we provided on the August 16th third quarter earnings call.

We reported fourth quarter revenue of $10.9 billion, up 6% sequentially from $10.3 billion in the third quarter, down 18% from the $13.3 billion reported in the same period last year.

Our pro forma gross margins were 25.7%, down slightly from 26% in the prior quarter and from 27.2% last year.

We managed expenses down 4% sequentially, on a pro forma basis, and down
11% year over year. We implemented a painful, but necessary, workforce reduction program during the quarter, which resulted in a $282 million restructuring charge.

As a result of these factors, we reported pro forma earnings per share of 19 cents, up from 12 cents in the preceding quarter, and down from 41 cents in the year-ago quarter. First call consensus estimates for this quarter were at 8 cents.

We exit the fiscal year with a very solid balance sheet. We had a very strong quarter in terms of cash generation. Cash flow from operations was $1.8 billion during the quarter. Net cash for the quarter increased $1.3 billion to $567 million. This strong performance was helped by solid inventory management. Inventory was down $600 million in the quarter.

All in all, I'm pleased with the team's execution against our stated objectives in a very tough environment - an environment made even more difficult in the immediate aftermath of September 11th.

As this represents the end of our fiscal year, a year that is sure to be remembered as one of the toughest on record for the technology industry, it's worth spending a few minutes recapping our progress.

As I've said before -- our focus in 2001 has been on transforming our business and improving our overall execution while making the longer-term strategic moves required to position us for growth so that we emerge a stronger competitor when the economy turns around.

Specifically, we said that we would focus on:

Reinvigorating our enterprise go-to-market engine and our channel relationships.
--------------------------------------------------------------------------------

At the outset of the year, we committed to doing a better job of delineating the rules of engagement for HP and our channel partners to avoid account conflict. Since we announced our Hard Deck channel program, HP's channel satisfaction levels are at an all-time high according to a recent CRN survey. We recruited 33 new channel partners in FY 01, with 37 more in the funnel. Today 70% of HP's worldwide enterprise sales are driven by the channel, up from 63% earlier in the year.

An energized sales force and focused sales campaigns resulted in a series of significant customer wins during the quarter. $10.9 billion of revenue demonstrates we're maintaining our momentum and attracting new customers with our solutions.

We also said we would invest in areas that represent strategic growth
---------------------------------------------------------------------
opportunities for the business, while simultaneously divesting non-strategic
----------------------------------------------------------------------------
assets.
-------

We recently completed three software acquisitions aimed at improving our competitive position in the enterprise computing arena: Trinagy, StorageApps and Bluestone Software.

We also announced the acquisition of Indigo Systems, a high-end printing technology company, to address the $400 billion commercial printing market.

We continue to pursue the acquisition of Comdisco's Business Recovery Services unit to enhance our capabilities in providing mission-critical, business continuity services.

And of course, we announced the merger with Compaq, which will accelerate our overall strategy and strengthen our position in virtually every category in which we compete, particularly in our enterprise computing business. I'll talk more about the benefits of the Compaq transaction later in the call today.

In terms of divestitures in FY01: We sold OpenSkies to PRA Solutions. We completed the sale of VeriFone to Gores Technology Group. We sold our Cupertino ASIC development lab to Intel. And we sold our stake in the Ericsson-HP Technology joint-venture to Ericsson.

In the imaging and printing systems business, we said that we would move
------------------------------------------------------------------------
aggressively into the low-end, sub-$100 Inkjet printing market and invest in new
--------------------------------------------------------------------------------
and adjacent markets such as commercial printing and digital imaging.
---------------------------------------------------------------------

During the year we've made excellent progress in the low-end printer market increasing our share by 20 percentage points during the year. We completed the largest rollover ever in our LaserJet business with an award winning line-up that is gaining strong customer acceptance. We continue to win business in the emerging high-end printing and digital imaging markets. Our share of the digital camera market increased 11 points during the year giving us a top position in US retail according to NPD Intellect.

We also said that we would focus on managing expenses and creating market
-------------------------------------------------------------------------
leading cost structures.
------------------------

During the year, we reduced total headcount to 86,000 people, down from 91,000 at the beginning of the calendar year. At the same time, we added 2,400 services professionals to our growing services business in the fiscal year.

In FY01, outsourcing and procurement programs yielded important benefits to operating results. Real estate management and workplace services outsourcing generated $120 million in savings this year. Travel expenses were down 34% for the year as employees found effective alternatives to get the job done. New HR programs, including HP's award-winning employee services portal, generated year-over-year savings of nearly $100 million.

It's important to recognize the tremendous contribution and commitment our employees have demonstrated this past year in managing expenses. In addition to controlling discretionary spending, HP employees made personal sacrifices to support the cause. More than 80,000 employees voluntarily signed up to participate in a payroll savings program that included either taking additional vacation days or pay reductions through the end of the fiscal year.

As a result of the cumulative efforts of HP employees, we are among the few technology companies that maintained profitability in 2001.

In recognition of these efforts, today we announced a special, one-time performance bonus for employees to thank them for their accomplishments. The bonus is equivalent to two days' salary, with a total cost of approximately $45 million.

Finally, we said that we would maintain our strong balance sheet.
-----------------------------------------------------------------

We exit the year with $5.8 billion of cash on the balance sheet. We've managed working capital extremely well, with inventory down 9% for the year and accounts receivable down 30%. We also improved our weeks of inventory with channel partners in all regions of the world.

This past year has been a challenging one in a multi-year reinvention effort. While we've made solid progress on many fronts in an extraordinarily difficult environment, we know there is more work to do.

Bob will go through the segment results in detail and talk about our outlook for the current quarter. After his remarks I'll make some closing comments to tie together where we've come and where we're headed.

                             # # #

CARLETON S. FIORINA [concluding remarks]:

We're in a business environment that is changing radically and rapidly. Customer requirements are changing and the structure and economics of our industry are changing with them. The question we ask ourselves is how should we address these changes? What is the best way to serve our customers and build sustainable value for shareowners and employees?

During the past 2 1/2 years, the HP Board of Directors and I have focused on making the necessary changes to the company's strategy, structure, reward systems and culture to secure HP's future. After a careful review of the alternatives, and a thorough analysis of the Compaq opportunity in particular, the Board concluded this transaction helps us achieve our strategic and performance goals significantly faster than we could on our own.

Our results this quarter and over the past year crystallize the challenges and opportunities in front of us:

We clearly need to improve our position in enterprise computing. If we don't, we risk becoming marginalized in a business consolidating around fewer and fewer vendors.

We need to address our position in industry standard servers. By adding Compaq's capabilities and substantial market presence, we can enhance our ability to participate in this pivotal and fast growing segment of the server market.

We need to make faster progress in the enterprise storage market. With Compaq, we combine HP's leadership in high-end storage with Compaq's leading capability in mid-range storage systems to strengthen our storage offerings significantly. By joining forces, we create the #1 provider of storage area networks, the fastest growing segment of the storage market.

We need to make our enterprise platforms more technically and financially compelling to systems integrators and application developers. With Compaq, we dramatically increase the size and importance of our installed base, compelling partners and ISVs to innovate around our platforms, thereby enhancing our ability to offer market-leading solutions to customers.

It's clear that we need to improve our overall account coverage so that we can effectively compete for EVERY important customer engagement, all over the world. With Compaq, we double the size of our sales force.

We have been talking consistently about the need to build up our services business. Compaq adds scale to our IT support business which provides a profitable annuity stream. It's like the supplies business where more is better. It also gives us a platform - a large installed base of relationships - on which to build our consulting and outsourcing capabilities so that we can compete for and win more major accounts. With Compaq, we double the size of services capacity with more than 65,000 skilled solution architects.

We need to improve the overall economics of our PC business. We're in a consolidating industry with declining margins - a market where direct distribution capabilities have become essential to successfully competing. With Compaq, we gain sufficient PC volume along with a rapidly developing direct distribution capability so that we can take costs out of the business and begin to derive real value in a highly competitive market.

Fundamentally, it's clear that we need to do more to ensure that our computing business is truly poised for leadership and growth. With Compaq, we gain the added technical and go-to-market breadth and depth required to be a formidable competitor, capable of playing a lead role in shaping the next era in computing.

Perhaps we could address each of these challenges incrementally, step by step, over the months and years ahead.

But in my view, and in the view of our Board of Directors, we don't have the luxury of an incremental approach. We need to take a bold step to address these challenges now. We need to lead the transformation of this industry now instead of responding to it later. We need to drive out cost, broaden and strengthen our product and service offering and provide our customers with a real, standards-based alternative.

By merging we will fundamentally improve our earnings power through significant cost synergies and operating efficiencies - and expect to add more than $2.5 billion to the bottom line annually beginning in year two - irrespective of market conditions. This will enable us to achieve higher operating margins and profit growth than either company could achieve independently.

By merging we create a company with leading market positions across the technology industry and a substantial presence in key regions of the world, improving our position as the vendor and partner of choice.

By merging we accelerate the strategic, technical and cultural transformations underway at both companies to create a more powerful industry competitor capable of both expanding the market and capturing market leadership.

By merging we create a stronger, more balanced operating model, with greater free cash flow and an even stronger balance sheet, which will enable us to invest in and drive innovation.

Frankly, it represents the single best way to grow and deliver the value our shareowners, customers and employees expect and deserve.

Having spent the last several months planning the integration of these two companies, we're even more convinced of the power of this combination.

Innovation and reinvention are The HP Way. Change and risk-taking can be unsettling, even frightening, for some. But preserving the status quo and taking small steps to improve our competitive position will not serve anyone's interests - not customers, not shareowners and certainly not the highly motivated people that represent the best of HP and Compaq.

Now I'd like to open up the call to take your questions.

FORWARD-LOOKING STATEMENTS

This script contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with acquisitions and achieving anticipated synergies; the possibility that proposed acquisitions may not close or that modifications of some aspects of proposed acquisitions may be required in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and securityholders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.